Exhibit 18.1

September 16, 1999

Earth Sciences Inc.
910 12th Street
Golden, CO  80401

We are providing this letter to you for inclusion as an exhibit to your Form 10-QSB filing pursuant to Item 601 of Regulation S-B.

We have read management's justification for the change in accounting from capitalizing deferred exploration costs to expensing such costs as incurred contained in the Company's Form 10-QSB for the quarter ended March 31, 1999. Based on our reading of the information and discussions with Company officials about the business judgments and other factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination and considering management's business judgment, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.


/s/ Hein & Associates LLP
Hein & Associates LLP